UDR, INC.
1745 Shea Center Drive
Suite 200
Highlands Ranch, Colorado 80129
April 10, 2007
VIA EDGAR
Mr. Daniel L. Gordon
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561

RE:	United Dominion Realty Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 7, 2006
File No. 001-10524
Dear Mr. Gordon:
This letter is in response to your comment letter dated March 20, 2007 regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed by UDR, Inc., formerly named United Dominion Realty Trust, Inc. (the “Company”). For your convenience, we have set forth each of your comments below followed by our response to each comment.
Note 10. Commitments and Contingencies
Series C Out-Performance Program, page 66
1.	We have read and reviewed your response to comment 1. Please address the following comments regarding the valuation performed on the Series C Out-Performance limited liability membership interests (OPPS):
•	Tell us the inputs that were used in the Monte Carlo methodology to determine the value of the OPPS in the amount of $4.28. In addition, tell us if the starting point was the share price of the common stock at the time of issuance. If not, please explain and also, provide us with a valuation of the Series C interests based upon the trading price of the

Mr. Daniel L. Gordon
April 10, 2007

company’s common stock, explaining in detail all material assumptions and discounts used.
Response: Unlike a traditional public company stock option, which entitles the holder to purchase a freely transferable share of stock at the exercise price upon vesting, the Series C OPPS require an initial investment to be put at risk by the participant at the beginning of the out performance period and only have a value to the participant if the Company’s common stock out performs the target rate of return. In contrast, a traditional stock option is “in the money” if the price of the stock increases at all between the grant date and the vesting date and the holder is not at risk for any invested funds if the stock option is “out of the money” because the holder will simply not exercise the stock option. Moreover, unlike a traditional stock option, a single LLC interest representing a Series C OPPS unit does not entitle the participant to a single share of stock if the out performance targets are met. Instead, as discussed in more detail below, at the end of the out performance period, three years after the initial investment by the participants, the value of the entire Series C OPPS program is determined in the aggregate and then the number of underlying units is determined with reference to the common stock price at the end of the out performance period, subject to a cap, and the operating partnership interests are issued to the LLC. Finally, unlike the shares of common stock received on exercise of traditional stock options, the Series C OPPS participants own a membership interest in the LLC, and neither the membership interest nor the Series C OPPS are transferable by the participants during or after the measurement period. Instead, the participants, as owners of a membership interest in the LLC, become entitled to receive an income stream in the amount of distributions, if any, declared on the Company’s common stock and are only entitled to recognize the value of the underlying partnership units in the event of a change in control or death of the participant.
As a result, the valuation of the Series C OPPS undertaken by the Compensation Committee with the assistance of Citigroup required an assessment of the likelihood of achieving the out performance targets, as well as an assessment of the possible income streams that a participant would actually receive if the out performance targets are ultimately met. The market price of the common stock at the time of issuance of the Series C OPPS units is one relevant input in analyzing the value of the Series C OPPS units, but several other factors must also be taken into account. The Monte Carlo methodology selected by Citigroup is one of several accepted mathematical models for valuing complex financial instruments like the Series C OPPS units.

Mr. Daniel L. Gordon
April 10, 2007

The inputs used for the Monte Carlo valuation methodology for the Series C OPPS on issuance were:

Option life:	3 years
Stock Price:	$22.50
Risk Free Rate of Return:	3.47%
Dividend Yield:	5.2%
Volatility:	15%
The option life is the three year period between the issuance of the Series C OPPS and the valuation date. The stock price used was the market price at the time that the Series C OPPS were evaluated and the Compensation Committee determined the terms of the Series C OPPS program. The risk free rate of return was calculated using US Treasury securities having comparable maturities to the out performance period of the Series C OPPS. The dividend yield was the yield on the common stock at the dividend rate in effect at the time the board set the terms of the Series C OPPS program. Citigroup also looked at the historical volatility of the Company’s common stock, as well as the implied volatility from options traded on the Company’s common stock, and determined that a 15% volatility assumption was reasonable and appropriate.
•	Please tell us how you determined that it was appropriate to assume a constant dividend yield in the Monte Carlo simulation. Tell us what your historical dividend yield has been for each of the last 10 years.
Response: Valuations of financial instruments like the Series C OPPS are complex and require various assumptions to be made. Moreover, there are several different methodologies available that are used for the purpose of estimating the current value of contingent instruments, like the Series C OPPS. As discussed above, the Company and Citigroup determined that using a Monte Carlo valuation methodology was a reasonable approach and one that is widely accepted for this kind of valuation. Inherent in this approach are assumptions about the future, one of which is the expected rate of dividends on the Company’s common stock.
The Company is not obligated to pay dividends on the common stock in a specific amount or rate. Dividends may, in the future, be higher or lower than those paid on the common stock at the time the Series C OPPS were initially evaluated. In addition, while the Company’s Board of Directors determines and declares the absolute amount of the dividends, if any, paid on the common stock, the implied dividend rate, which is a function of both the amount of the dividend and the market price of the common stock at any given time, can also vary over time depending on market factors affecting the price of the common stock that are outside of the control of the Company. In order to assume any future changes in the dividend rates, other underlying assumptions would have to be made, either explicitly or implicitly. As illustrated by the ten-year dividend history

Mr. Daniel L. Gordon
April 10, 2007

on the Company’s common stock below, even when dividends increase, dividend rates may decrease as the result of overall market conditions affecting the price of the common stock. As a result, an assumption that the dividend rate would change in the future necessarily implies other assumptions about changes in stock markets and prevailing interest rates. Consequently, the Company and Citigroup considered assuming a constant dividend rate to be the most appropriate and reasonable assumption because it requires the fewest additional subjective assumptions about future events.
The Company’s dividend history for the past ten years is as follows:

	Dividend		Dividend Growth	Yield
2006:	$0.3125	per quarter	4.17%	4.38%
2005:	$0.3000	"	2.56%	5.24%
2004:	$0.2925	"	2.63%	5.84%
2003:	$0.2850	"	2.70%	6.57%
2002:	$0.2775	"	2.78%	7.23%
2001:	$0.2700	"	0.93%	8.11%
2000:	$0.2675	"	0.94%	10.26%
1999:	$0.2650	"	0.95%	10.53%
1998:	$0.2625	"	3.96%	9.59%
1997:	$0.2525	"	5.21%	8.68%
•	Tell us how you determined that it was appropriate to take a 20-40% discount for potential taxes and how that discount was determined. Explain why the dividends and capital appreciation on the C interests would result in potentially higher taxes for a holder of C interests compared to a common stockholder.
Response: No distributions are paid on the Series C OPPS prior to the end of the out performance period, three years after the original investment. After the out performance period, if the targets are met, distributions would be made and taxes, federal and state, would be currently payable by the participants on all distributions and allocations of income by the LLC to its members. In addition, upon a change of control, the LLC may elect to require the operating partnership to redeem the underlying partnership units for the Company’s common stock or the Company may elect to redeem the underlying partnership units for cash, and in either case taxes would be payable on the full value of the Series C OPPS (less original cost basis).
While the tax rates will vary according to individual circumstances and changes in tax laws over time, the Company believes that the Series C OPPS investors are all likely to be taxed at the highest marginal tax rate applicable at the time when any distributions are received under the Series C OPPS program. In

Mr. Daniel L. Gordon
April 10, 2007

addition, the cash distribution received by the participant will have had portions of its income allocated to the states in which the Company’s operating partnership transacts business (please see the diagram from our February 7, 2007 response), many of which impose state-level taxation in addition to the 35% marginal Federal tax rate. The Company also expects that many of the participants are likely to be in the portion of the individual tax brackets where they are losing the benefit of itemized deductions, making an effective marginal tax rate even higher. Furthermore, the Company expects that many of the participants will have estates valued in excess of $2,000,000 and the Series C OPPS will be subject to a 46% estate tax rate upon the participant’s death and transfer of the OPPS units (applicable tax rate for the years 2007-2009).
In contrast, the Company believes that many of its common shareholders are non-tax paying entities such as pension funds and endowments or mutual funds that are flow through tax entities and that the market for the Company’s common stock therefore tends to focus on pre-tax investment returns. Because the Series C OPPS participants are all individual tax payers, the value of the Series C OPPS at the beginning of the out performance period is driven by the potential after-tax returns to the participants.
Accordingly, including a discount for expected taxes in connection with the valuation of the Series C OPPS was necessary and, as a general matter, the Company and its advisors estimated that the individual taxpayers participating in the Series C OPPS program were likely to have an effective income tax rate between 20% and 40% for the reasons described above. Tax rules, which are subject to change, and the individual participant’s unique circumstances will determine each participant’s effective tax rate at the time income is recognized. Consequently, the intention was to select a reasonable range that would capture the most reasonably likely effective tax rates. A tax discount range of 20% to 40% was therefore deemed appropriate.
•	In addition, tell us why you are using wide ranges for the non-transferability discounts and explain in detail how you ultimately settled on a 76.6% discount, which resulted in a $1.00 per OPPS value.
Response: The purpose of using a range of discounts is to capture the most reasonably likely set of outcomes. The difference between the low and high end of a range of discounts is dictated by the probable expected outcomes and the range only needs to be wide enough to capture the most reasonably likely outcomes. More specifically, the range of 25% to 50% for the non-transferability discounts is, and was at the time the Series C OPPS were evaluated, a customary range of discount for non-transferability applied by experts in estimating the value of similar instruments. Citigroup based its recommendation on the ranges for the non-transferability discount on the materials cited in Appendix B to our February 7 Response Letter.

Mr. Daniel L. Gordon
April 10, 2007

Once the appropriate range of discounts was established, in setting the price for the Series C OPPS, the members of the Compensation Committee had to use their judgment to assess what a reasonable discount would be within the range presented. As discussed above, the discount range is the result of an effort to predict the most reasonably likely outcomes of future events. To select a single, specific discount value requires subjective assumptions to arrive at a judgment as to the single most likely outcome within the range. For some discounts, selecting anything other than the midpoint of the range would be a highly subjective judgment. For other possible discounts, such as the discount for future taxes, it can be objectively determined that the individual participants are likely to be subject to higher tax rates, and therefore a discount towards the higher end of the range would be appropriate. Rather than make a series of those assumptions to arrive at judgments for each of the discounts, it was considered simpler and more conservative to make a single judgment regarding the aggregate range of discounts. In addition, setting a price of $1.00 was attractive because it was close to the middle of the range of values implied by the aggregate discount range of 55.5% to 85.1%. Being close to the middle of the range requires the least amount of subjective judgment because, assuming a normal distribution of outcomes within the range, the greatest number of likely outcomes will be grouped near the middle of the range. Accordingly, the Board selected an aggregate discount of 76.6%, which resulted in the $1.00 price.
2.	We have reviewed your response to comment 2. You state in your response that at a 48.86% total return over the measurement period, the value of a share of common stock would be $29.00, while the implied undiscounted value of each OPPS would be approximately $13.20. Please tell us how you arrived at $13.20 and what this amount represents.
Response: Comment 2 of the Staff’s original comment letter, dated January 18, 2007, asked for a calculation of the difference between receiving a share of common stock (i.e. a liquid security) after the out performance period and receiving a Series C OPPS unit. As described in our February 7 response letter, the Series C OPPS are substantially different securities from the Company’s publicly traded common stock. While the common stock is a freely transferable voting security that has an active public market, the Series C OPPS are a contingent security that represent, if the out performance targets are met (capped at 2% of the Company’s achieved shareholder value, subject to a 1% dilution limit), a non-transferable interest in a limited liability company that holds non-transferable, non-voting interests in the operating partnership.
Nevertheless, the Company believes that the value of the Series C OPPS and the common stock are not entirely unrelated because the Company believes that the public market’s expectation of the present value to an investor of the dividend stream on the common stock is a component of the market’s valuation of the

Mr. Daniel L. Gordon
April 10, 2007

common stock, while the Series C OPPS reflect the right to a portion of the distributions and allocations of income and loss by the operating partnership, beginning at the end of the out performance period, although the proportionate interest of the Series C OPPS participants cannot be determined until the end of the out performance period. The value of a share of the Company’s common stock at out performance period’s end is the value of the Company’s common stock price as quoted on the New York Stock Exchange at the measurement time. In contrast, the value of the Series C OPPS program to its participants is determined by reference to the excess of aggregate returns on the common stock above the targets during the out performance period. If the target values are not exceeded, the value of the Series C OPPS will be zero and the participants’ investments in the Series C OPPS are forfeited. If the target values are only slightly exceeded, the value of the Series C OPPS will be relatively small. If the targets are exceeded by a substantial margin, the value of the Series C OPPS will be larger. In addition, unlike the common stock, neither the Series C OPPS nor the underlying operating partnership units held by the LLC are transferable. The participants therefore cannot immediately realize the value of the Series C OPPS in the same way a shareholder can by selling a share of common stock into the market.
Thus, in order to compare the value of a share of common stock and a Series C OPPS unit after the out performance period, the response in our February 7 response letter to the Staff’s prior comment 2 was based on the illustrative table that was provided to the Company’s shareholders at the time they approved the Series C OPPS program in 2005. As an illustration of the difference between the future value of a share of common stock and the value of a Series C OPPS unit at the end of the out performance period, the Company selected the implied values if the common stock had achieved a 48.86% return over the out performance period. Based on that rate of return, as discussed in more detail below, the $13.20 aggregate value was reached by dividing (x) the aggregate Series C OPPS “value” of $9.91 million at a share price of $29.00 by (y) the number of LLC interests underlying the Series C OPPS that were authorized for issuance.
The aggregate value of the Series C OPPS at the valuation date is determined by reference to the aggregate increase in shareholder value (including distributions paid and stock price appreciation) realized by the Company’s common shareholders at the end of the out performance period. Using an assumed $22.00 price per share at the commencement of the out performance period, a hypothetical price of $29.00 per share at the valuation date and assuming a 3% dividend growth rate, the aggregate increase in shareholder value would be approximately $1.078 billion, for a rate of return of 48.86%, as set forth in the Company’s proxy statement dated April 1, 2005. Taking 2% of the amount by which the total increase in shareholder value exceeded the target 36% increase yields a “value” to the Series C OPPS participants of $9.91 million.

Mr. Daniel L. Gordon
April 10, 2007

Dividing the approximately $9.91 million value to the Series C OPPS participants by the 750,000 LLC interests authorized for issuance (of which 712,500 were subsequently subscribed) to the participants results in the undiscounted value of each Series C OPPS unit to the participants of $13.20. Unlike a share of common stock, however, the Series C OPPS are non-transferable and, in the absence of a change in control or death of a participant, only represent the right to receive distributions and allocations of income and loss on the underlying operating partnership units. Thus, in order to compare the relative value of a liquid share of common stock (i.e. its assumed market price of $29.00 at the valuation date) it is appropriate to discount the value of the Series C OPPS by applying the non-transferability discount for the underlying Series C OPPS unit, the discount for potential taxes and the discount for pending dilution, as discussed in the February 7 response letter. Consequently, in the February 7 response letter we referred to the $13.20 as the “undiscounted value” and concluded that, after the applicable discounts, the Series C OPPS would have a value of approximately $3.96 to $7.79.

We hope this information is responsive to the Staff’s questions. In light of the complex nature of the valuation of these instruments, should the Staff have additional questions or concerns, we respectfully request that we speak via conference call in order to ensure that we can fully address the Staff’s questions and concerns in a timely and efficient manner.
Please direct any comments or inquiries regarding the foregoing to Warren L. Troupe, Esq., of Morrison & Foerster LLP; telephone: (303) 592-2255; facsimile: (303) 592-1510 or the undersigned; telephone: (720) 283-6139; facsimile (720) 283-2451.
Sincerely,
/s/ David Messenger
David Messenger
Senior Vice President and Chief Accounting Officer

cc:	William Demarest, U.S. Securities and Exchange Commission
Whitney Holmes, Esq., Morrison & Foerster LLP
Mark Kaspar, Ernst & Young LLP
Robert Langer, Ernst & Young LLP